Pricing Term Sheet Dated May 4, 2016	Issuer Free Writing Prospectus	Filed Pursuant to Rule 433 Registration Statement No. 333-200374 Supplementing the Preliminary Prospectus Supplement dated May 4, 2016 (To the Prospectus dated December 11, 2014)

$500,000,000 Floating Rate Senior Notes due 2017

The information in this pricing term sheet relates to the offering (the “Offering”) of Floating Rate Senior Notes due 2017 (the “Notes”) of SYNCHRONY FINANCIAL (the “Issuer”), and should be read together with the preliminary prospectus supplement dated May 4, 2016 relating to the Offering, and the accompanying prospectus dated December 11, 2014 included in the Issuer’s Registration Statement on Form S-3 (File No. 333-200374) (as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”).

The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer:	SYNCHRONY FINANCIAL

Expected Ratings (Outlook)*:	BBB- (Stable) / BBB- (Stable) (S&P / Fitch)

Title of Securities:	Floating Rate Senior Notes due 2017

Ranking:	Senior Unsecured

Maturity Date:	November 9, 2017

Principal Amount:	$500,000,000

Price to Public:	100.000%

Net Proceeds to Issuer (before estimated offering expenses):	$499,000,000

Net Proceeds to Issuer (after estimated offering expenses):	The Issuer estimates that the net proceeds from the sale of the Notes in the Offering will be $498,500,000, after deducting the underwriting discount and estimated offering expenses. The Issuer intends to use the net proceeds from the Offering (or equivalent cash amounts) to invest in liquid assets to further increase the size of its liquidity portfolio or for general corporate purposes.

Interest Rate:	Interest on the Notes will accrue at a rate of three-month LIBOR, reset on a quarterly basis, plus 1.400% per year.

Day Count Convention:	Actual/360

Business Day Convention:	New York and London

Interest Payment Dates:	Interest on the Notes will be payable quarterly in arrears on February 9, May 9, August 9 and November 9 of each year, beginning on August 9, 2016.

Interest Reset Dates:	Interest on the Notes will be reset quarterly on February 9, May 9, August 9 and November 9 of each year, beginning on August 9, 2016.

Interest Rate Periods:	The initial interest reset period will be the period from, and including, the original issue date to, but excluding, the initial interest reset date. Thereafter, each interest reset period will be the period from, and including, an interest reset date to, but excluding, the immediately succeeding interest reset date; provided that the final interest reset period will be the period from, and including, the interest reset date immediately preceding the maturity date of the Notes to, but excluding, the maturity date.

Interest Determination Dates:	The interest determination date will be the second London business day immediately preceding either (i) the original issue date, in the case of the initial interest reset period, or (ii) the applicable interest reset date, in the case of each other interest reset period.

Optional Redemption:	The Notes are not redeemable prior to maturity.

CUSIP / ISIN:	87165B AK9 / US87165BAK98

Format:	SEC Registered

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Method of Settlement:	DTC

Trade Date:	May 4, 2016

Settlement Date:	May 9, 2016 (T+3)

Joint Book-Running Managers:	Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

SYNCHRONY FINANCIAL (the “issuer”) has filed a registration statement (including a prospectus) and a preliminary prospectus supplement dated May 4, 2016 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement related to the offering and the accompanying prospectus may be obtained from: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: (800) 831-9146, email: prospectus@citi.com and Morgan Stanley & Co. LLC, 180 Varick Street, New York, New York 10014, telephone: (866) 718-1649, email: prospectus@morganstanley.com.

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